                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11- K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1998


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________


                         Commission File Number 1-12342




                     AirTouch Communications Retirement Plan






                         Air Touch Communications, Inc.
                              One California Street
                             San Francisco, CA 94111

                                TABLE OF CONTENTS
                                   Description

ITEM                                                                        PAGE
----                                                                        ----
Item 1. Financial Statements and Exhibits

     (a)  Financial Statements of the Plan included herein:

     Report of Independent Accountants                                        1

     Financial Statements:

        Statement of Net Assets Available for Benefits,
            with Fund Information, at December 31, 1998                       2

        Statement of Net Assets Available for Benefits,
            with Fund Information, at December 31, 1997                       4

        Statement of Changes in Net Assets Available for Benefits,
            with Fund Information, for the year ended December 31, 1998       6

        Statement of Changes in Net Assets Available for Benefits,
            with Fund Information, for the year ended December 31, 1997       8

        Notes to Financial Statements                                        10

     Additional Information:

        Schedule I -- Item 27a -- Assets Held for Investment Purposes
            at December 31, 1998                                             17

        Schedule II -- Item 27b -- Loans or Fixed Income Obligations
            at December 31, 1998                                             18

        Schedule V -- Item 27d -- Reportable Transactions for the
            year ended December 31, 1998                                     19


     Note: Other schedules (Schedules III-IV) required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is included in the financial statements.

     (b)  Exhibits:

      Exhibit
      Number           Description
      -------          -----------
       23.1    Consent of Independent Accountants
               PricewaterhouseCoopers LLP

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the AirTouch
Communications Retirement Plan and
AirTouch Communications, Inc. as Administrator


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AirTouch Communications Retirement Plan (Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes (Schedule I - Item 27a), Loans or Fixed Income Obligations (Schedule II - Item 27b), and Reportable Transactions (Schedule V -
Item 27d) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedule of Loans or Fixed Income Obligations (Schedule II -
Item 27b) that accompanies the Plan's financial statements does not disclose the identities and addresses of obligors. Disclosure of this information, which is not considered material to the financial statements taken as a whole, is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the ERISA.


/s/ PRICEWATERHOUSECOOPERS LLP

San Francisco, California
June 28, 1999

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 AIRTOUCH  INTERNATIONAL                     MONEY     SMALL     LOW               LIFEPATH
                                  STOCK        EQUITY    GROWTH    EQUITY    MARKET     CAP     PRICED     BOND      2000
                                   FUND         FUND      FUND      FUND      FUND     FUND      FUND      FUND      FUND
                                 -------   ------------- -------  --------  -------  --------  --------  --------  --------
ASSETS
Investments:
  AirTouch Communications,
    Inc. common stock            $179,516     $     --  $   --    $     --  $    --  $     --  $     --  $     --  $     --
  Europacific Growth Fund                       14,933
  Fidelity Contrafund                                    104,512
  Barclays Equity Index                                            112,641
  Barclays US Money Market
    Fund                                                                     19,711
  Vanguard Small
    Capitalization Fund                                                                 1,728
  Fidelity Low Priced Stock
    Fund                                                                                          3,543
  Barclays Daily US Debt
     Fund                                                                                                  15,468
  Barclays LifePath 2000                                                                                                373
  Barclays LifePath 2010
  Barclays LifePath 2020
  Barclays LifePath 2030
  Barclays LifePath 2040
  Short-term investments            2,864
  INVESCO Stable Value Fund
  Loans to participants
                                 --------     --------   -------  --------  -------  --------  --------  --------  --------
     Total investments            182,380       14,933   104,512   112,641   19,711     1,728     3,543    15,468       373

Contributions receivable,
   net of forfeitures               2,269          369     1,500     1,583      273        47        90       204        10
Other                                               48                          116                            52
Dividends and interest
  receivable                            5                                        82
                                 --------     --------   -------  --------  -------  --------  --------  --------  --------
     Total assets                 184,654       15,350   106,012   114,224   20,182     1,775     3,633    15,724       383
                                 --------     --------   -------  --------  -------  --------  --------  --------  --------
LIABILITIES
Other                               1,418                    165       223                            7
                                 --------     --------   -------  --------  -------  --------  --------  --------  --------
     Total liabilities              1,418           --       165       223       --        --         7        --        --
                                 --------     --------   -------  --------  -------  --------  --------  --------  --------
NET ASSETS AVAILABLE
   FOR BENEFITS                  $183,236      $15,350  $105,847  $114,001  $20,182  $  1,775  $  3,626  $ 15,724  $    383
                                 ========     ========   =======  ========  =======  ========  ========  ========  ========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998 (CONTINUED)
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 LIFEPATH     LIFEPATH   LIFEPATH LIFEPATH  INTEREST                  CASH
                                   2010         2020       2030     2040     INCOME  PARTICIPANT     & CASH
                                   FUND         FUND       FUND     FUND      FUND      LOANS     EQUIVALENTS    TOTAL
                                 --------     --------   -------- --------  -------- -----------  -----------  --------
ASSETS
Investments:
  AirTouch Communications, Inc.
    common stock                 $     --     $     --   $    --  $     --  $    --     $     --  $    --      $179,516
  Europacific Growth Fund                                                                                        14,933
  Fidelity Contrafund                                                                                           104,512
  Barclays Equity Index                                                                                         112,641
  Barclays US Money Market
    Fund                                                                                                        19,711
  Vanguard Small Capitalization
    Fund                                                                                                         1,728
  Fidelity Low Price Stock
    Fund                                                                                                          3,543
  Barclays Daily US Debt
    Fund                                                                                                         15,468
  Barclays LifePath 2000                                                                                            373
  Barclays LifePath 2010            5,957                                                                         5,957
  Barclays LifePath 2020                        31,364                                                           31,364
  Barclays LifePath 2030                                  44,509                                                 44,509
  Barclays LifePath 2040                                             5,668                                        5,668
  Short-term investments                                                         19                   243         3,126
  INVESCO Stable Value Fund                                                  17,608                              17,608
  Loans to participants                                                                   11,619                 11,619
                                 --------     --------   -------  --------  -------     --------  -------      --------
     Total investments              5,957       31,364    44,509     5,668   17,627       11,619      243       572,276

Contributions receivable,
  net of forfeitures                  100          454     1,450       140      150                               8,639
Other                                   2           14                  10    1,528                               1,770
Dividends and interest
  receivable                                                                                                         87
                                 --------     --------   -------  --------  -------     --------  -------      --------
     Total assets                   6,059       31,832    45,959     5,818   19,305       11,619      243       582,772
                                 --------     --------   -------  --------  -------     --------  -------      --------
LIABILITIES
Other                                                         71                                                  1,884
                                 --------     --------   -------  --------  -------     --------  -------      --------
     Total liabilities                 --           --        71        --       --           --       --         1,884
                                 --------     --------   -------  --------  -------     --------  -------      --------
NET ASSETS AVAILABLE
  FOR BENEFITS                   $  6,059     $ 31,832   $45,888  $  5,818  $19,305     $ 11,619  $   243      $580,888
                                 ========     ========   =======  ========  =======     ========  =======      ========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 AIRTOUCH  INTERNATIONAL                         MONEY              LIFEPATH
                                  STOCK        EQUITY      GROWTH    EQUITY      MARKET     BOND      2000
                                   FUND         FUND        FUND      FUND        FUND      FUND      FUND
                                 --------  -------------  --------  --------    -------   --------  --------
ASSETS
Investments:
  AirTouch Communications,
    Inc. common stock            $ 85,590    $     --     $     --  $     --    $     --  $     --  $     --
  Europacific Growth Fund                       8,173
  Fidelity Contrafund                                       85,789
  Wells Fargo Equity Index                                            74,985
  Barclays US Money Market Fund                                                   14,782
  Barclays Daily US Debt Fund                                                               10,039
  Barclays LifePath 2000                                                                                 221
  Barclays LifePath 2010
  Barclays LifePath 2020
  Barclays LifePath 2030
  Barclays LifePath 2040
  Short-term investments              215
  Contracts with insurance
    companies
  INVESCO Stable Value Fund
  Loans to participants
                                 --------    --------     --------  --------    --------  --------  --------
     Total investments             85,805       8,173       85,789    74,985      14,782    10,039       221

Contributions receivable,
  net of forfeitures                2,054         444        2,562     2,153          90       338        11

Other                                              24           67        53         137
Dividends and interest receivable       6                       20                    76
                                 --------    --------     --------  --------    --------  --------  --------
     Total assets                  87,865       8,641       88,438    77,191      15,085    10,377       232
                                 --------    --------     --------  --------    --------  --------  --------
Liabilities
Other                                 474                                                       37
                                 --------    --------     --------  --------    --------  --------  --------
     Total liabilities                474          --           --        --          --        37        --
                                 --------    --------     --------  --------    --------  --------  --------
Net assets available
  for benefits                   $ 87,391    $  8,641     $ 88,438  $ 77,191    $ 15,085  $ 10,340  $    232
                                 ========    ========     ========  ========    ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997 (CONTINUED)
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 LIFEPATH    LIFEPATH    LIFEPATH    LIFEPATH   INTEREST                CASH
                                   2010        2020        2030        2040      INCOME  PARTICIPANT   & CASH
                                   FUND        FUND        FUND        FUND       FUND       LOANS   EQUIVALENTS   TOTAL
                                 --------    --------    --------    --------   -------- ----------- -----------  --------
ASSETS
Investments:
  AirTouch Communications,
   Inc., common stock            $     --    $     --    $     --    $     --   $     --    $     --  $     --    $ 85,590
  Europacific Growth Fund                                                                                            8,173
  Fidelity Contrafund                                                                                               85,789
  Wells Fargo Equity Index                                                                                          74,985
  Barclays US Money Market Fund                                                                                     14,782
  Barclays Daily US Debt Fund                                                                                       10,039
  Barclays LifePath 2000                                                                                               221
  Barclays LifePath 2010            1,238                                                                            1,238
  Barclays LifePath 2020                       26,154                                                               26,154
  Barclays LifePath 2030                                   14,617                                                   14,617
  Barclays LifePath 2040                                                2,151                                        2,151
  Short-term Investments                                                           1,051                    53       1,319
  Contracts with insurance
    companies                                                                        192                               192
  INVESCO Stable Value Fund                                                       10,958                            10,958
  Loans to participants                                                                        8,700                 8,700
                                 --------    --------    --------    --------   --------    --------  --------    --------
     Total investments              1,238      26,154      14,617       2,151     12,201       8,700        53     344,908

Contributions receivable,
  net of forfeitures                   51         722       1,561         155        150                            10,291
Other                                                          12                    282                               575
Dividends and interest
  receivable                                                                          63                               165
                                 --------    --------    --------    --------   --------    --------  --------    --------
     Total assets                   1,289      26,876      16,190       2,306     12,696       8,700        53     355,939
                                 --------    --------    --------    --------   --------    --------  --------    --------
LIABILITIES
Other                                              24                       3                                          538
                                 --------    --------    --------    --------   --------    --------  --------    --------
     Total liabilities                 --          24          --           3         --          --        --         538
                                 --------    --------    --------    --------   --------    --------  --------    --------
NET ASSETS AVAILABLE
  FOR BENEFITS                   $  1,289    $ 26,852    $ 16,190    $  2,303   $ 12,696    $  8,700  $     53    $355,401
                                 ========    ========    ========    ========   ========    ========  ========    ========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 AIRTOUCH  INTERNATIONAL                     MONEY     SMALL      LOW                LIFEPATH
                                  STOCK        EQUITY    GROWTH    EQUITY    MARKET     CAP      PRICED     BOND       2000
                                   FUND         FUND      FUND      FUND      FUND      FUND      FUND      FUND       FUND
                                 -------   ------------- ------   --------  --------  --------  --------  --------   --------
ADDITIONS TO NET ASSETS:
  Interest income                $     71    $    176   $ 1,699   $     --  $   872   $     21  $    131  $     --   $     --
  Net appreciation
    (depreciation) of
    investments                    73,194       1,206    21,596     22,597                 (88)     (139)       784        30
  Employee contributions/
    salary deferrals                6,197       1,917     6,714      7,694    1,028        174       266        654        39
  Employer contributions           26,679       1,084     3,550      4,550      928         98       205        464        24
  Loan to participants
                                  -------    --------   -------   --------  -------   --------  --------  --------   --------
     Total additions              106,141       4,383    33,559     34,841    2,828        205       463      1,902       93
                                  -------    --------   -------   --------  -------   --------  --------  --------   --------
DEDUCTIONS FROM NET ASSETS:
  Distributions to participants     7,989         621     7,571      6,071    2,235          6        39      1,316         6
  Forfeitures and other
    adjustments, net                2,021                 1,950        473     (219)       (32)       (5)       104        33
                                  -------    --------   -------   --------  -------   --------  --------  --------   --------
     Total deductions              10,010         621     9,521      6,544    2,016        (26)       34      1,420        39
                                  -------    --------   -------   --------  -------   --------  --------  --------   --------
Change in net assets before
  transfers                        96,131       3,762    24,038     28,297      812        231       429        482        54

  Transfer from merged plans                    2,507               11,099

Interfund transfers, net             (286)        440    (6,629)    (2,586)   4,285      1,544     3,197      4,902        97
                                  -------    --------   -------   --------  -------   --------  --------  --------   --------
Change in net assets               95,845       6,709    17,409     36,810    5,097      1,775     3,626      5,384       151

Net assets available for
  benefits, December 31, 1997      87,391       8,641    88,438     77,191   15,085         --        --     10,340       232
                                  -------    --------   -------   --------  -------   --------  --------  --------   --------
Net assets available for
  benefits, December 31, 1998    $183,236    $ 15,350  $105,847   $114,001  $20,182   $  1,775  $  3,626   $ 15,724  $    383
                                  =======    ========   =======   ========  =======   ========  ========  ========   ========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998 (CONTINUED)
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 LIFEPATH    LIFEPATH    LIFEPATH    LIFEPATH   INTEREST                CASH
                                   2010        2020        2030        2040      INCOME  PARTICIPANT   & CASH
                                   FUND        FUND        FUND        FUND       FUND       LOANS   EQUIVALENTS   TOTAL
                                 --------    --------    --------    --------   -------- ----------- -----------  --------
ADDITIONS TO NET ASSETS:
  Interest income                $     --    $     --    $     --    $     --   $    916   $    807    $     47   $  4,740
  Net appreciation (depreciation)
    of investments                    463       4,933       5,216         761                                      130,553
  Employee contributions/
    salary deferrals                  559       2,371       2,872         592        690                            31,767
  Employer contributions              320       1,514       4,909         365        440                            45,130
  Loans to participants                                                                       6,924                  6,924
                                 --------    --------    --------    --------   --------   --------    --------   --------
     Total additions                1,342       8,818      12,997       1,718      2,046      7,731          47    219,114
                                 --------    --------    --------    --------   --------   --------    --------   --------
DEDUCTIONS FROM NET ASSETS:
  Distributions to participants       205       1,962       2,483         231      1,140                     92     31,967
  Forfeitures and other
   adjustments, net                   (11)        139       1,480          70         46      4,812        (235)    10,626
                                 --------    --------    --------    --------   --------   --------    --------   --------
     Total deductions                 194       2,101       3,963         301      1,186      4,812        (143)    42,593
                                 --------    --------    --------    --------   --------   --------    --------   --------
Change in net assets
  before transfers                  1,148       6,717       9,034       1,417        860      2,919         190    176,521

  Transfer from merged plans        3,971       1,705      27,027                  2,657                            48,966

Interfund transfers, net             (349)     (3,442)     (6,363)      2,098      3,092                                --
                                  --------    --------    --------    --------   --------   --------    --------   --------
Change in net assets                4,770       4,980      29,698       3,515      6,609      2,919         190    225,487

Net assets available for
  benefits, December 31, 1997       1,289      26,852      16,190       2,303     12,696      8,700          53    355,401
                                 --------    --------    --------    --------   --------   --------    --------   --------
Net assets available for
  benefits, December 31, 1998    $  6,059    $ 31,832    $ 45,888    $  5,818   $ 19,305   $ 11,619    $    243   $580,888
                                 ========    ========    ========    ========   ========   ========    ========   ========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 AIRTOUCH    SBC      INTERNATIONAL                     MONEY              LIFEPATH  LIFEPATH
                                  STOCK     STOCK         EQUITY    GROWTH    EQUITY    MARKET     BOND      2000      2010
                                   FUND      FUND          FUND      FUND      FUND      FUND      FUND      FUND      FUND
                                 -------   --------  ------------- --------  --------  -------   --------  --------  --------
ADDITIONS TO NET ASSETS:
  Dividend income                $     --  $    341       $    --  $     --  $     --  $     --  $     --  $     --  $     --
  Interest income                      32         7           292     7,066                 825
  Net appreciation
   (depreciation) of
   investments                     33,152     5,857           (67)    8,301    14,454                 759        10        71
  Employee contributions/
   salary deferrals                 3,757         4         1,292     7,107     5,324     1,655       933        38       387
  Employer contributions           17,891        11         1,004     6,402     4,750     3,481       843        26       110
  Loans to participants
                                 --------  --------      --------  --------  --------  --------  --------  --------  --------
     Total additions               54,832     6,220         2,521    28,876    24,528     5,961     2,535        74       568
                                 --------  --------      --------  --------  --------  --------  --------  --------  --------
DEDUCTIONS FROM NET ASSETS:
  Distributions to participants     4,862       927           342     7,038     4,827     2,837       749        12       156
  Forfeitures and other
   adjustments, net                   708       640            84     1,311      (915)      182       322         1         9
                                 --------  --------      --------  --------  --------  --------  --------  --------  --------
     Total deductions               5,570     1,567           426     8,349     3,912     3,019     1,071        13       165
                                 --------  --------      --------  --------  --------  --------  --------  --------  --------
Change in net assets
  before transfers                 49,262     4,653         2,095    20,527    20,616     2,942     1,464        61       403
Transfer from merged plans                                           19,177    11,493               3,927
Interfund transfers, net           (7,345)  (18,729)        4,372    (2,172)    7,731      (664)    1,953       129       739
                                 --------  --------      --------  --------  --------  --------  --------  --------  --------
Change in net assets               41,917   (14,076)        6,467    37,532    39,840     2,278     7,344       190     1,142

Net assets available for
  benefits, December 31, 1996      45,474    14,076         2,174    50,906    37,351    12,807     2,996        42       147
                                 --------  --------      --------  --------  --------  --------  --------  --------  --------
Net assets available for
  benefits, December 31, 1997    $ 87,391  $     --      $  8,641  $ 88,438  $ 77,191  $ 15,085  $ 10,340  $    232  $  1,289
                                 ========  ========      ========  ========  ========  ========  ========  ========  ========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997 (CONTINUED)
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                 LIFEPATH  LIFEPATH  LIFEPATH  INTEREST                  CASH
                                   2020      2030      2040     INCOME   PARTICIPANT    & CASH
                                   FUND      FUND      FUND      FUND       LOANS     EQUIVALENTS   TOTAL
                                 --------  --------  --------  --------  -----------  -----------  --------
ADDITIONS TO NET ASSETS:
  Dividend income                $     --  $     --  $     --  $     --    $     --     $     --   $    341
  Interest income                                                   742         550           21      9,535
  Net appreciation
   (depreciation) of investments    4,345       493       213                    (4)                 67,584
  Employee contributions/
    salary deferrals                2,184       413       395       348                              23,837
  Employer contributions            1,945     2,318       292       361                              39,434
  Loans to participants                                                       6,708                   6,708
                                 --------  --------  --------  --------    --------     --------   --------
     Total additions                8,474     3,224       900     1,451       7,254           21    147,439
                                 --------  --------  --------  --------    --------     --------   --------
DEDUCTIONS FROM NET ASSETS:
  Distributions to participants     1,895       234       275     1,325                              25,479
  Forfeitures and other
    adjustments, net                  538        37        24        94       3,536           24      6,595
                                 --------  --------  --------  --------    --------     --------   --------
     Total deductions               2,433       271       299     1,419       3,536           24     32,074
                                 --------  --------  --------  --------    --------     --------   --------
Change in net assets before
  transfers                         6,041     2,953       601        32       3,718           (3)   115,365
Transfer from merged plans          5,256                                                            39,853
Interfund transfers, net           (2,171)   12,914     1,494     1,749                                  --
                                 --------  --------  --------  --------    --------     --------   --------
Change in net assets                9,126    15,867     2,095     1,781       3,718           (3)   155,218

Net assets available for
  benefits, December 31, 1996      17,726       323       208    10,915       4,982           56    200,183
                                 --------  --------  --------  --------    --------     --------   --------
Net assets available for
  benefits, December 31, 1997    $ 26,852  $ 16,190  $  2,303  $ 12,696    $  8,700     $     53   $355,401
                                 ========  ========  ========  ========    ========     ========   ========


   The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     Effective April 1, 1994, AirTouch Communications, Inc. (AirTouch or Company) adopted the AirTouch Communications Retirement Plan (AirTouch Plan or Plan). The Plan is a defined contribution plan covering eligible employees of AirTouch and participating subsidiary companies of AirTouch or its separate operating units participating in the Plan (Participating Entities). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     During 1996, AirTouch acquired Cellular Communications, Inc. (CCI) and became the sponsor of two additional defined contribution plans (Great Lakes Market Plans). Effective January 1, 1997, participants in the Great Lakes Market Plans became participants in the Plan. Subsequently, on January 27, 1997, the assets of the Great Lakes Market Plans with an aggregate fair value of $39.9 million were transferred to the Plan.

     In April 1998, AirTouch acquired the U.S. Cellular business of MediaOne Group, formerly US WEST Media Group (NewVector). Effective May 1, 1998, former NewVector employees became participants in the Plan. In May, 1998, the US WEST Savings Plan transferred the account balances of former NewVector employees with a fair value of $49.0 million to the Plan.

     The following description of the Plan provides only general information and includes certain changes to the Plan effective June 1, 1996 and October 1, 1997. Participants should refer to the Summary Plan Description and Prospectus for a more complete description of the Plan's provisions, including the income tax consequences of participation and restrictions on early withdrawals from the Plan.

     ELIGIBILITY

     An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three consecutive months with at least 250 hours of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement that does not provide for Plan participation, (b) employed by an AirTouch company that does not participate, (c) leased employees or (d) nonresident aliens with no United States source income.

     SALARY DEFERRALS AND EMPLOYEE CONTRIBUTIONS

     Effective October 1, 1997, new employees (after they meet the service requirements) are automatically enrolled in the Plan at a 2% of pay before-tax contribution level unless they elect otherwise. The 2% before-tax deduction is invested in the LifePath 2030 Fund if the participant does not affirmatively elect another investment fund.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


     A participant may elect to contribute to the Plan in the amount of any whole percentage (not to exceed 16% (10% for participants who qualify as highly compensated employees) of compensation. Contributions may be designated as before-tax deductions (Salary Deferrals) or as after-tax deductions (Employee Contributions). Salary Deferrals were limited to $10,000 for 1998 and $9,500 for 1997. This maximum allowable before-tax limit is subject to annual revision for cost-of-living increases.

     PARTICIPATING ENTITY CONTRIBUTIONS

     There are four types of Participating Entity contributions:

     o Basic Contributions - Each participant may receive an allocation of Basic Contributions equal to a percentage between zero and 6% of compensation, depending on the rate selected by his or her Participating Entity.

     o Matching Contributions - Each participant receives Matching Contributions equal to 100% of his or her Salary Deferrals and Employee Contributions. For this purpose, monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded.

     o Variable Contributions - If a Participating Entity elects to make a Variable Contribution for a calendar year, each participant who was employed at the end of the calendar year or who has died, attained retirement status or incurred a disability during such year will receive a Variable Contribution equal to a percentage of compensation determined by the Compensation and Personnel Committee of the Board of Directors of AirTouch. "Retirement Status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service.

     o QNEC Contributions - Participating Entities may elect to make contributions for non-highly compensated participants in the form of Qualified Nonelective Contributions (QNEC) to meet Internal Revenue Code (IRC) nondiscrimination requirements. The QNEC may be a percentage of the participant's compensation or a fixed dollar amount per eligible participant.

     INVESTMENT DIRECTIONS

     Contributions are remitted to The Northern Trust Company, as Trustee, for investment under the Plan. A participant may direct the investment of his or her account balance, other than unvested Matching Contributions, in increments of one percent in one or more of the following Investment Funds:

     o    AirTouch Stock Fund

     o    International Equity Fund

     o    Growth Fund

     o    Equity Fund

     o    Money Market Fund

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


     o    Small Cap Fund (beginning April 1, 1998)

     o    Low Priced Stock Fund (beginning April 1, 1998)

     o    Bond Fund

     o    Interest Income Fund

     o    LifePath Funds 2000, 2010, 2020, 2030, 2040

     Matching Contributions are invested entirely in the AirTouch Stock Fund. A participant may, on a daily basis, change investment directions as to future deductions and allocations of AirTouch contributions and may redirect the investment of his or her total account among the investment funds. Amounts may be transferred in one percent increments from a fund. No amounts may be transferred from the Interest Income Fund to the Money Market Fund. Matching Contributions may not be transferred from the AirTouch Stock Fund until fully vested.

     The participant's interest in the investment funds is valued daily at the closing price of the funds on the New York Stock Exchange (Note 2).

     VESTING

     Salary Deferrals, Employee Contributions and QNECs are always fully vested.

     Participating Entity contributions vest on the earliest of the completion of 3 years of service, death, disability, attainment of age 65 while employed, or Plan termination.

     A participant receives credit for a year of service for each calendar year in which at least 1,000 hours of service are completed. Participating Entity contributions which are not yet vested are forfeited when the participant terminates employment.

     PARTICIPANT LOANS

     Participants who are active AirTouch employees may borrow against their account balance subject to the limitations and restrictions set forth in the Plan's prospectus and the IRC. All loans bear a fixed interest rate equal to the Prime Rate plus one percentage point. There are two types of loans available. General purpose loans must be repaid over a maximum 4 1/2-year term, and principal residence loans must be repaid over a maximum 10-year term. Payments of principal and interest are made by participants through payroll deductions, which may not exceed 25% of a participant's base pay per pay period. The loans are secured by the participant's account balance. The loans can be paid in full at any time without penalty.

     IN-SERVICE WITHDRAWALS

     The Plan provides for four types of participant withdrawals:

     o Employee Contributions Account and/or Rollover Account - Participants may withdraw all or part of their Employee Contributions Account and/or Rollover Account for any reason. No Matching Contributions are allocated for six months following withdrawal.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


     o Company Matching Contributions Account - Participants who are 100% vested may withdraw all or part of their Matching Contributions Account. No Matching Contributions are allocated for six months following withdrawal.

     o Age 59 1/2 Withdrawal - Participants may withdraw from their Salary Deferral Account and their investment earnings after they reach age 59 1/2. This is permitted only after the participant has withdrawn the maximum from his or her Employee Contributions Account, Rollover Account, and Vested Matching Contributions Account. No suspension of Matching Contributions applies.

     o Hardship Withdrawal - Participants with financial hardship may withdraw from their Salary Deferral Account. Such withdrawals are permitted only after the participant has first taken a loan and has withdrawn the maximum from his or her Employee Contributions Account, Rollover Account, and Vested Matching Contributions Account. No Matching Contributions are allocated for six months following withdrawal.

     In addition, all withdrawals are made pro rata from the various investment funds. Other than withdrawals from the participant's Salary Deferral Account, a participant may not make more than two withdrawals in any calendar year. Withdrawals made before the age of 59 1/2 are subject to tax penalty.

     DISTRIBUTIONS UPON TERMINATION OF EMPLOYMENT

     If a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

     A participant or beneficiary may elect to receive the single sum distribution as of the 15th or last day of the month in which termination of employment or death occurs. If a participant's account balance exceeds $5,000, the participant or beneficiary may elect to receive the distribution on any later date but not later than April 1 following the calendar year the participant reaches the age of 70 1/2. A beneficiary may elect to receive the distribution on any later date but not later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If a participant's account balance does not exceed $5,000, the participant or his or her beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurs.

     FORMS OF DISTRIBUTION

     A participant's vested account balance will be distributed in the form of a single lump sum in cash except that, if any portion of the account balance is invested in the AirTouch Stock Fund, the participant may elect to receive that portion in whole shares of AirTouch common stock and cash for any fractional shares.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


     If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited during the plan year in which employment terminates. Forfeitures arising from Participating Entity contributions other than the Variable Contribution are applied in the following order:

     o to restore allocations for participants improperly excluded from such allocations;

     o    to restore forfeitures for reinstated employees; and

     o    to reduce future Participating Entity contributions.

     Forfeitures arising from the Variable Contribution are reallocated when the Variable Contribution is credited to participants' accounts.

     RESTORATION OF FORFEITED AMOUNTS

     Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

     ACCEPTANCE OF TAX-FREE ROLLOVERS

     Eligible participants may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or IRA by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for Matching Contributions.

2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements of the Plan are prepared in accordance with generally accepted accounting principles (GAAP). Accordingly, revenues are recognized when earned and expenses are recognized when incurred (accrual basis).

     Conformity with GAAP requires not only the use of the accrual basis of accounting but also the use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


     INVESTMENTS AND INVESTMENT INCOME

     The fair value of investments is determined as follows:

     o Shares or equivalent shares in the AirTouch Stock Fund are valued based on the daily closing price as reported on the New York Stock Exchange composite tape.

     o For those investments which represent an ownership of units of investment funds held by an investment manager, the underlying investments are valued based on published sources where available or, if not available, from other sources considered reliable.

     o Short-term investments are valued by the Trustee at cost, which approximates market value.

     At December 31, 1997, the Company had one contract remaining with an insurance company in the Interest Income Fund and was reported at contract value, which is principal plus reinvested interest, less distributions. The contract bore interest at 5.24% and matured on December 31, 1998. Over 98% of the Interest Income Fund was invested in a stable value fund.

     Purchases and sales of securities and units of investment funds are reflected as of the trade date.

     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

     Realized gains or losses and the change in unrealized appreciation (depreciation) of the investments of the Plan are presented in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments.

     PLAN EXPENSES

     Expenses of the Plan are paid directly by the Participating Entity and the Plan's participants and, as such, are not reflected in the accounts of the Plan. However, brokerage fees, transfer taxes and other fees incident to the purchase and sale of securities held by the Plan are reflected in the accounts of the Plan.

     UNPAID PARTICIPANT ACCOUNTS

     At December 31, 1998 and 1997, amounts allocated to accounts of participants who have terminated employment without taking a distribution totaled $1,874,000 and $1,669,000, respectively, and are included in net assets available for benefits. These amounts are reported as a liability in the Form 5500 as required by the Department of Labor.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


3.   TAX-QUALIFIED STATUS

     AirTouch received a favorable determination letter on March 26, 1996 from the Internal Revenue Service as to the tax-qualified status of the Plan. The Plan has been amended since receiving the determination letter. AirTouch believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

4.   SUBSEQUENT EVENT

     On January 15, 1999, AirTouch and Vodafone Group Plc (Vodafone) announced a definitive agreement to merge (the Merger), the terms of which have been unanimously approved by each company's Board of Directors. In April 1999, AirTouch received an Internal Revenue Service private letter ruling affirming the terms of the proposed merger transaction will satisfy a key requirement for a tax-free merger between a foreign and U.S. company. In May, the Merger was approved by both the stockholders of Vodafone and AirTouch. The Merger is still subject to various regulatory authority approvals and is currently expected to be completed on June 30, 1999.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
SCHEDULE I - ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                               DESCRIPTION                                       CURRENT
     IDENTITY OF ISSUE                        OF INVESTMENT                  COST                 VALUE
     -----------------                        -------------               ---------             --------
 AirTouch Common Stock (*)              Common Stock                      $  90,293             $179,516

 Europacific Growth Fund                International Equity Fund            14,744               14,933

 Fidelity Contrafund                    Growth Fund                          80,419              104,512

 Barclays Equity Index                  Equity Fund                          76,931              112,641

 Barclays US Money Market Fund          Short-term Fund                      19,711               19,711

 Vanguard Small Capitalization Fund     Small Cap Stock Fund                  1,820                1,728

 Fidelity Low Priced Stock Fund         Low Priced Fund                       3,601                3,543

 Barclays Daily US Debt Fund            Bond Fund                            14,379               15,468

 Barclays LifePath 2000                 Asset Allocation Fund                   356                  373

 Barclays LifePath 2010                 Asset Allocation Fund                 5,491                5,957

 Barclays LifePath 2020                 Asset Allocation Fund                22,821               31,364

 Barclays LifePath 2030                 Asset Allocation Fund                39,203               44,509

 Barclays LifePath 2040                 Asset Allocation Fund                 4,910                5,668

 The Northern Trust Company(*)          Short-term Investment Fun             3,126                3,126

 INVESCO Stable Value Fund              Diversified Pooled Fund              17,608               17,608

 Participant Loans                      Loans issued for terms of 1-10           --               11,619
                                        years with 8.75% - 9.5% interest   --------             --------
                                        during 1998
                                                                           $395,413             $572,276
                                                                           ========             ========

----------
*  Party-in-interest

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
SCHEDULE II - ITEM 27b - LOANS OR FIXED INCOME OBLIGATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                             AMOUNT RECEIVED DURING
                                 NUMBER OF     THE REPORTING YEAR
    IDENTITY OF                  LOANS IN    -----------------------    UNPAID BALANCE    INITIAL LOAN DATE      AMOUNT OVERDUE
    OBLIGORS(1)                  DEFAULT(2)  PRINCIPAL      INTEREST    AT END OF YEAR    & INTEREST RATE     PRINCIPAL   INTEREST
    -----------                  ----------  ---------      --------    --------------    -----------------   ---------   --------
 Various employees of AirTouch       97       $    88         $ 13         $    610       Issued at various     $  610     $   --
 Communications, Inc.                                                                     dates from 3/31/93 to
                                                                                          9/30/98.

                                                                                          Issued at various
                                                                                          rates from 6.90% to
                                                                                          9.75%.

----------------
(1) AirTouch has not included the identity and address of obligors as required by the instructions to this schedule because such information is confidential and would be a matter of public record through the inclusion of this schedule in the Plan's Form 11-K.

(2) The loans in default have arisen through administrative errors related to employee terminations or temporary suspension of loan repayments. Loans in default have been settled by the following dispositions:

     (a) Distributions were made subsequent to December 31, 1998 for 50 terminated employees.

     (b) Distributions will be made by December 31, 1999 for 9 additional terminated employees.

     (c) Loan repayments will become re-enacted by December 31, 1999 for 38 employees whose loan repayments were temporarily suspended due to administrative errors.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN
SCHEDULE V - ITEM 27D - REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED DECEMBER 31, 1998
(DOLLARS IN THOUSANDS, EXCEPT FOR PRICE DATA)
--------------------------------------------------------------------------------

                                                                                                          EXPENSE
                                                                                AVERAGE     AVERAGE       INCURRED
     IDENTITY OF                            DESCRIPTION OF                      PURCHASE    SELLING         WITH            COST OF
   PARTY INVOLVED                              ASSETS                            PRICE       PRICE      TRANSACTIONS        ASSETS
   --------------                           --------------                      --------    -------     ------------        -------
AirTouch Stock Fund            957,750 shares bought in 69 transactions        $ 49.86(*)                                 $   54,014
                               501,396 shares sold in 44 transactions                       $52.07(*)   $    23           $   21,337

Barclays LifePath 2030         1,799,794 units bought in 67 transactions       $ 20.29(*)                                 $   34,726
                               493,523 units sold in 178 transactions                       $20.36(*)                     $    9,674


Barclays LifePath 2020         1,143,969 units bought in 1 transaction         $ 20.96                                    $   23,980

INVESCO Stable Fund            21,173,473 units bought in 109 transactions     $  1.00                                    $   21,173
                               14,946,383 units sold in 96 transactions                     $ 1.00                        $   14,946

Europacific Growth Fund        425,690 units bought in 145 transactions        $ 28.65(*)                                 $   14,908
                               217,130 units sold in 145 transactions                       $26.77(*)                     $    6,200

Fidelity Contrafund            391,212 units bought in 115 transactions        $ 52.87(*)                                 $   21,506
                               390,940 units sold in 150 transactions                       $50.83(*)                     $   18,111

Barclays Equity Index Fund     1,251,956 units bought in 126 transactions      $ 29.85(*)                                 $   37,365
                               775,352 units sold in 132 transactions                       $28.77(*)                     $   18,043

Barclays US Debt Fund          1,040,329 units bought in 141 transactions      $ 12.20(*)                                 $   16,205
                               679,418 units sold in 122 transactions                       $12.14(*)                     $    9,784

Barclays Money Market Fund     56,517,601 units bought in 261 transactions     $  1.00                                    $   56,518
                               46,659,222 units sold in 248 transactions                    $ 1.00                        $   46,659

The Northern Trust Company     117,487,184 purchases in 289 transactions       $  1.00                                    $  117,487
                               115,377,457 sales in 293 transactions                        $ 1.00                        $  115,377



                                                                                  CURRENT
                                                                                  VALUE ON           NET
     IDENTITY OF                            DESCRIPTION OF                      TRANSACTION          GAIN
   PARTY INVOLVED                              ASSETS                               DATE            (LOSS)
   --------------                           --------------                      -----------         ------
AirTouch Stock Fund            957,750 shares bought in 69 transactions          $  54,014
                               501,396 shares sold in 44 transactions            $  34,786       $ 13,449

Barclays LifePath 2030         1,799,794 units bought in 67 transactions         $  34,726
                               493,523 units sold in 178 transactions            $  10,050       $    376


Barclays LifePath 2020         1,143,969 units bought in 1 transaction           $  23,980       $     --

INVESCO Stable Fund            21,173,473 units bought in 109 transactions       $  21,173
                               14,946,383 units sold in 96 transactions          $  14,946       $     --

Europacific Growth Fund        425,690 units bought in 145 transactions          $  14,908
                               217,130 units sold in 145 transactions            $   6,847       $    647

Fidelity Contrafund            391,212 units bought in 115 transactions          $  21,506
                               390,940 units sold in 150 transactions            $  28,340       $ 10,229

Barclays Equity Index Fund     1,251,956 units bought in 126 transactions        $  37,365
                               775,352 units sold in 132 transactions            $  24,145       $  6,102

Barclays US Debt Fund          1,040,329 units bought in 141 transactions        $  16,205
                               679,418 units sold in 122 transactions            $  10,593       $    809

Barclays Money Market Fund     56,517,601 units bought in 261 transactions       $  56,518
                               46,659,222 units sold in 248 transactions         $  46,659       $     --

The Northern Trust Company     117,487,184 purchases in 289 transactions         $ 117,487
                               115,377,457 sales in 293 transactions             $ 115,377       $     --


---------------------

(1) Transactions during the year ended December 31, 1998 in excess of 5% of the current value of Plan asset at January 1, 1998 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

*  Average price per share.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       AirTouch Communications Retirement Plan

                                       By:  AirTouch Communications, Inc.
                                            (Plan Administrator)

                                       By: /s/ Mohan S. Gyani
                                           ---------------------------------
                                           Executive Vice President and
                                           Chief Financial Officer

Date: June 28, 1999

                                  EXHIBIT INDEX

Exhibit
Number                   Description
------                   -----------
23.1                     Consent of Independent Accountants
                         PricewaterhouseCoopers LLP